

New York Stock Exchange
11 Wall Street
New York, NY  10005



May 29, 2020


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 5.625% Subordinated Debentures due 2060 of American Financial Group, Inc. under the Exchange Act of 1934.


Sincerely,